UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                           )*

KUSHI RESOURCES INC.
(Name of Issuer)

Common Stock, $.001  par value
(Title of Class of Securities)

50133P109
(CUSIP Number)

Kelly T. Hickel, 120 Wall St., Suite 2401, NY, NY 10005 (343) 808-3097
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                           50133P109

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                                LAWLER & ASSOCIATES, PLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)      X

3.	SEC Use Only

           4.      Source of Funds (See Instructions)   OO

           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           6.      Citizenship or Place of Organization  California

Number of                      7.  Sole Voting Power              -0-
Shares Bene-
ficially                             8.  Shared Voting Power          -0-
Owned by Each
Reporting	9. Sole Dispositive Power	-0-
Person With
10.	Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)X

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person (See Instructions)	CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Kushi Resources Inc.  (the “Issuer”).  Its principal executive offices are located at 120 Wall Street, Suite 2401, New York, New York 10005.

Item 2.	Identity and Background

The entity filing this report is:

Lawler & Associates, PLC, a California professional law corporation
29377 Rancho California, Suite 204, Temecula, CA 92591

During the last five years, the reporting person has not been convicted in a criminal proceeding.

During the last five years, the reporting person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person is holding the shares on behalf of others and has not purchased the shares and therefore has not provided any consideration for these shares.

Item 4.	Purpose of Transaction

The purpose of the transaction was for the reporting person to take possession of the shares on behalf of certain investors while such investors each determine in their own how to hold such shares. There is no agreement, written or otherwise, between the investors as to the voting, ownership or disposition of the shares.

Item 5.                      Interest in Securities of the Issuer

(a) As of October 6, 2009 the aggregate number of shares of Common Stock of the Issuer held by the reporting person was 3,000,000 which total shares represent 57.4% of the Issuer’s total issued and outstanding shares.

(b) The reporting person disclaims any voting power or dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, the reporting person has not purchased any shares of the Issuer.

(d) The power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Common Stock described in paragraph (a) of this Item 5 is held by various investors, none of whom beneficially own more than 5% of the outstanding shares of such Common Stock.

(e)  The reporting person claims never to have been a beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understandings that either the reporting person or any beneficial owners of the shares described in Item 5(a), has with respect to the Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2009
Date

s/s:  “W. Scott Lawler” only on behald of Lawler & Associates, PLC
Signature

W. Scott Lawler, Esq. – President – Lawler & Associates, PLC
Name/Title